UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 001-31945

DIRECTV THRIFT & SAVINGS PLAN

The DIRECTV Group, Inc.
2230 East Imperial Highway
El Segundo, California 90245
(Name of issuer of the securities held pursuant to
the plans and the address of its
principal executive offices)

Registrant’s telephone number, including area code (310) 964-5000

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Patrick T. Dolye
Executive Vice President and
Chief Financial Officer
2250 East Imperial Highway
El Segundo, California 90245

FINANCIAL STATEMENTS AND EXHIBIT

(a)	FINANCIAL STATEMENTS

	Report of Independent Registered Public Accounting Firm	3

	Financial Statements:

	Statements of Net Assets Available for Benefits as of November 30, 2008 and 2007	4

	Statements of Changes in Net Assets Available for Benefits for the years ended November 30, 2008 and 2007	5

	Notes to Financial Statements	6

	Form 5500, Schedule H, Part IV, Line 4i–Schedule of Assets (Held at End of Year) as of November 30, 2008	11

Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

(b)	EXHIBIT

	Exhibit 23 - Consent of Independent Registered Public Accounting Firm	12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the DIRECTV Thrift & Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIRECTV Thrift & Savings Plan
(Name of Plan)

Date: May 22, 2009	By

/s/Paul A. James
Paul A. James,
Senior Vice President, Human Resources & Administration

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the DIRECTV Thrift & Savings Plan

Los Angeles, California:

We have audited the accompanying statements of net assets available for benefits of DIRECTV Thrift & Savings Plan (the "Plan") as of November 30, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of November 30, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Los Angeles, California

May 22, 2009

DIRECTV THRIFT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	NOVEMBER 30,
	2008	2007
	(Dollars in Thousands)

INVESTMENT IN MASTER TRUST (Notes 2 and 8)	$1,311,325	$2,064,995

CONTRIBUTIONS RECEIVABLE:
Employee	277	319
Employer	139	150
Total contributions receivable	416	469

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,311,741	2,065,464

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	57,994	-

NET ASSETS AVAILABLE FOR BENEFITS	$1,369,735	$2,065,464

See the Notes to Financial Statements.

DIRECTV THRIFT & SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEARS ENDED NOVEMBER 30,
	2008	2007
	(Dollars in Thousands)
INVESTMENT ACTIVITIES:
Net investment (loss) income from Master Trust (Notes 2 and 8)	$(539,443)	$195,833

OTHER ACTIVITIES:
Employee contributions	22,714	20,670
Employer contributions	9,018	8,180
Benefit payments	(188,102)	(217,779)
Plan transfers	84	(37)

Net decrease from other activities	(156,286)	(188,966)

(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(695,729)	6,867

NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF YEAR	2,065,464	2,058,597

END OF YEAR	$1,369,735	$2,065,464

See the Notes to Financial Statements.

DIRECTV THRIFT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan – The DIRECTV Thrift & Savings Plan (the “Plan”) is a defined contribution plan of The DIRECTV Group, Inc. (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The description of the Plan in the following notes provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

Plan Administration - The Plan is administered by an Administrative Committee whose members are appointed by the Company. The trustee of the Plan is State Street Bank and Trust (“State Street”). Additional Plan information is provided to the participants by the Company in the form of a Summary Plan Description. The Plan expenses are paid by the Plan participants, as provided by the Plan document.

NOTE 2.                      BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Statement No. 157, Fair Value Measurements, which is effective for fiscal years beginning after November 15, 2007. Relative to FASB Statement No. 157, the FASB issued FASB Staff Position (the “FSP”) FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP FAS 157-3 clarifies the application of FASB Statement No. 157 in a market that is not active and provides key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

The Plan adopted FASB Statement No. 157 effective December 1, 2007, for all financial assets and financial liabilities as required; however, the adoption of FASB Statement No. 157 did not have any affect the Plan’s financial statements. See Note 3.

Investment Valuation and Income Recognition - The Plan, along with the DIRECTV Savings Plus Plan, participates in the Hughes Electronics Corporation Savings Plan Master Trust (the “Master Trust”) which was renamed The DIRECTV Group, Inc. Master Trust effective December 31, 2006. See Note 8 for further discussion of the Master Trust. The Plan’s investments in the Master Trust are presented at fair value, which have been determined based on the fair value of the underlying investments of the Master Trust. If available, quoted market prices are used to value the underlying investments of the Master Trust. In instances where quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms, the trustee and insurance companies. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Effective December 1, 2006, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans. Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. Implementation of this FSP had no net impact on the net assets of the Plan and only affects the presentation of the investments within the Master Trust’s statements of net assets available for benefits in the Trust.  See Note 8.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Financial Instruments and Investments - The Plan invests in the Master Trust which utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and that such changes could have a material adverse effect on the Plan’s financial statements.

Income Taxes - The Plan obtained its latest determination letter in 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letters, however, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and is, therefore, not subject to federal income taxes under present income tax laws. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements. Contributions made by participants on a pre-tax basis, the Company’s matching contributions, and the earnings thereon are not subject to federal income taxes to the participants until distributed from the Plan.

NOTE 3.       FAIR VALUE MEASUREMENTS

In accordance with FASB Statement No. 157, the Master Trust classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which there are readily available observable market inputs that are corroborated by market data; and Level 3, which refers to securities valued based on significant unobservable inputs that are not corroborated by market data. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis as of November 30, 2008:

	Investment Assets at Fair Value as of November 30, 2008
	(Dollars in Thousands)

INVESTMENTS:	Level 1	Level 2	Level 3	Total
Short-term investment funds	$225	$-	$-	$225
Common stock	285,875	-	-	285,875
DIRECTV common stock	175,904	-	-	175,904
News Corporation common stock	10,622	-	-	10,622
Common/Collective Trusts	-	717,082	-	717,082
Mutual funds	232,905	-	-	232,905
Participant loans	-	14,482	-	14,482
Total investments	$705,531	$731,564	$-	$1,437,095

NOTE 4.                      PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the Plan are eligible to participate in the Plan as soon as administratively feasible following one hour of service. Subject to certain limitations, the Plan provides that eligible non-highly compensated participants may contribute from 1 percent to 20 percent (in whole percentages) of their compensation to the Plan and eligible highly compensated participants may contribute from 1 percent to 12 percent (in whole percentages) of their compensation to the Plan. The participants may direct these contributions to any of the investment funds included in the Master Trust described in Note 8.

The Company contributes an amount equal to 100 percent of the individual employee’s contribution to the Plan up to 4 percent of the employee’s compensation.  Effective January 1, 2007, the Plan was amended to provide that the Company match on participants’ contributions will be invested according to the investment instructions each participant makes for their contributions to the Plan.

Individual accounts are maintained for each participant.  Each participant’s account is maintained reflect: credits for contributions into the Plan, credits for the Company’s applicable matching contributions, charges for loans taken and credits for repayments to those loans, charges for any partial withdrawals from the Plan, an allocation of earnings or losses from applicable Fund performance, and a periodic charge for the Plan’s administrative expenses.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of service. Participants become fully vested after three years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plan.

The Plan provides that if a participant separates from service from the Company as a result of retirement, the participant may elect to receive their vested interest in their account balance in either a lump sum or installments.  If the participant separates as a result of death or disability, their vested interest in their account balance will be paid in a lump sum payment.

At November 30, 2008 and 2007, the Plan assets include forfeited Company contributions that totaled $502,242 and $416,822, respectively.  These amounts will be used to reduce future employer contributions.  During the years ended November 30, 2008 and 2007, the forfeitures used to reduce employer contributions were $509,900 and $408,900, respectively.

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions set forth in ERISA. Upon such termination, the participants’ rights to the Company’s contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 5.                      PARTICIPANT LOANS

The Plan allows participants to borrow from their vested account balances, subject to certain limitations. The loans, secured by the balance in the participant’s account, bear interest at the rate of 1 percent over the Prime Rate as published in the Eastern edition of The Wall Street Journal (which rate is fixed at the inception of the loan), and maturities generally may not exceed four years.  The loans mature between 2008 and 2012 at interest rates ranging from 5% to 9.25%.

The loans are deducted from the participants’ vested account balances using a source hierarchy. The funds are withdrawn from sources in the following order: after-tax employee contributions, pre-tax employee contributions, rollover contributions, and vested company match. The funds are withdrawn pro-rata from the respective investment funds available from each source. Principal and interest payments are paid ratably though payroll deductions.  The loan repayments are reinvested in the inverse order of the sources that the loan was redeemed from and into the funds based on current investment mixes.

NOTE 6.                      PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon distribution. The amounts included in net assets available for benefits that have been allocated to accounts of participants who have elected to withdraw benefits from the Plan, but were not yet paid from the Plan as of November 30, 2008 and 2007 totaled $311,565 and $413,111, respectively.

NOTE 7.    PLAN AMENDEMENTS

Effective December 1, 2007, the Plan was amended primarily to; (i) update certain definitions in the Plan as a result of changes to Section 415 of the Code, and (ii) change the Plan's designated default fund.

Effective November 15, 2008, certain changes were made to the lineup of investment fund choices.  The changes included the elimination of certain retail mutual funds and the addition of certain institutional funds.

NOTE 8.                      INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between the Company and State Street, as trustee of the funds, to permit the commingling of trust assets of both the DIRECTV Thrift & Savings Plan and the DIRECTV Savings Plus Plan (collectively, the “Plans”), for investment and administrative purposes. The assets of the Master Trust are held by State Street. Although assets of the Plans are commingled in the Master Trust, the Plans’ record keeper, Fidelity Employer Services Company LLC, maintains supporting records for the purpose of allocating the net gains or losses of the investments to each of the Plans and to each participant’s account. The net investment income or loss of the investment assets is allocated by the record keeper to each Plan and to each participant’s account based on the investments held in their account balances.

The following tables summarize the net assets and net investment income (loss) of the Master Trust.

a)  NET ASSETS OF THE MASTER TRUST

	NOVEMBER 30,
	2008	2007
	(Dollars in Thousands)
INVESTMENTS:
Short-term investment funds	$225	$1,672
Common stock	285,875	573,967
DIRECTV common stock	175,904	215,311
News Corporation common stock	10,622	37,086
Common/collective trusts	656,292	668,406
Mutual funds	232,905	647,933
Participant loans	14,482	13,675

Total investments	1,376,305	2,158,050

Dividends and interest receivable	512	963
Receivable for securities sold	1,243	1,384
Payable for securities purchased	(1,285)	(1,115)
Payable for investment management and administrative expenses	(1,805)	(3,061)
NET ASSETS OF THE MASTER TRUST AT FAIR VALUE	1,374,970	2,156,221

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	60,790	-

NET ASSETS OF THE MASTER TRUST AT CONTRACT VALUE	$1,435,760	$2,156,221

NET INVESTMENT IN MASTER TRUST – BY PLAN

Thrift & Savings Plan
Investment in Master Trust	$1,311,325	$2,064,995

Plan’s percentage interest in net assets of the Master Trust	95.4%	95.8%

Savings Plus Plan

Investment in Master Trust	$63,645	$91,226

Plan’s percentage interest in net assets of the Master Trust	4.6%	4.2%

b) NET INVESTMENT INCOME (LOSS) OF THE MASTER TRUST

	FOR THE YEARS ENDED NOVEMBER 30,
	2008	2007
	(Dollars in Thousands)
INVESTMENT INCOME AND EXPENSES:
Net (depreciation) appreciation in fair value of investments:

Alliance Bernstein Global Equity Fund……………………………	$4	$-
Bernstein Diversified Value Fund………………………………….	190	-
DIRECTV Asset Allocation Fund………………………………….	(55,803)	15,070
DIRECTV Common Stock Fund………………………………….	(23,112)	20,332
DIRECTV Fixed Income Fund…………………………………….	20,151	21,685
DIRECTV Equity Fund…………………………………………….	(236,663)	62,782
Fidelity Combined Funds…………………………………………..	(288,030)	38,500
Frontier Small Cap Growth Fund…………………………………..	3	-
Morgan Stanley Global Real Estate Fund………………………….	5	-
News Corporation Common Stock Fund…………………………..	(19,808)	1,157
PIMCO Core Plus Bond Fund……………………………………..	(801)	-
PIMCO Real Return Bond Fund…………………………………...	(15)	-
Pyramis Active LifeCycle Pool Funds……………………………..	240	-
SSGA Emerging Markets Index Fund……………………………..	2	-
SSGA Mid/Small Cap Core Fund………………………………….	3	-

Net (depreciation) appreciation in fair value of investments	(603,634)	159,526
DIVIDENDS AND INTEREST INCOME	47,479	49,081

INVESTMENT MANAGEMENT AND ADMINISTRATIVE EXPENSES	(3,725)	(5,186)
NET INVESTMENT (LOSS) INCOME	$(559,880)	$203,421

NET INVESTMENT (LOSS) INCOME FROM MASTER TRUST – BY PLAN
Thrift & Savings Plan	$(539,443)	$195,833
Savings Plus Plan	$(20,437)	$7,588

c) INVESTMENTS HELD THROUGH THE MASTER TRUST THAT REPRESENT 5% OR MORE OF THE PLAN’S ASSETS

	NOVEMBER 30,
	2008	2007
	(Dollars in Thousands)

DIRECTV Fixed Income Fund	$413,867	$384,734
DIRECTV Asset Allocation Fund	84,579	161,451
DIRECTV Common Stock Fund	162,308	199,921

NOTE 9.                      NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the Plan’s net assets and the significant components of the Plan’s changes in net assets relating to the DIRECTV Common Stock Fund for the years ended November 30, 2008 and 2007 are as follows:

	2008	2007
	(Dollars in Thousands)
Assets:
DIRECTV Common Stock Fund	$162,308	$199,921

Changes in assets:
Contributions	$2,112	$2,367
Net (depreciation) appreciation	(21,713)	18,937
Distributions to participants or their beneficiaries	(15,372)	(19,480)
Transfers to plans of related entities	(2,640)	(16,567)

Total changes in assets	$(37,613)	$(14,743)

These amounts represent both the participant and the non-participant directed amounts.

NOTE 10.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company is a related party of the Plan and prior to February 27, 2008 and as of November 30, 2007, News Corporation was also a related party because it owned approximately 40.9% of the outstanding common stock of the Company.

On February 27, 2008, Liberty Media Corporation, or Liberty Media and News Corporation completed a transaction in which Liberty Media acquired News Corporation’s approximately 40.9% interest in the Company as of that date.  As a result, News Corporation ceased to be a party-in-interest as of that date.  On April 3, 2008, Liberty Media announced that it had purchased an additional 78.3 million shares of our Company’s common stock in a private transaction. As of April 30, 2009, Liberty Media owns approximately 54.4% of the outstanding common stock; however Liberty Media has entered into an agreement limiting its voting rights to approximately 47.9%.  Because of these acquisitions, Liberty Media from February 27, 2008 and as of November 30, 2008 was a related party of the Plan.

As disclosed in Note 8, the Master Trust includes investments in the DIRECTV common stock and News Corporation common stock. During the Plan years, certain officers of the Company were also officers and directors of News Corporation.

At November 30, 2008 and 2007, the Plan held, through the Master Trust, 7,275,950 and 7,969,667 shares, respectively, of common stock of The DIRECTV Group, Inc., the sponsoring employer, with a cost basis of $120,176,285 and $130,092,067, respectively. The Plan also held 1,256,887 and 1,575,853 shares at November 30, 2008 and 2007, respectively, of common stock of News Corporation, party-in-interest, with a cost basis of $19,269,714 and $24,159,874, respectively.

During the years ended November 30, 2008 and 2007, the Plan, through the Master Trust, recorded dividend income from the News Corporation common stock of $174,843 and $205,075, respectively.

NOTE 11.    SUBSEQUENT EVENTS

In April 2009, Liberty Media filed with the SEC an amended preliminary proxy statement requesting shareholder approval for a redemption proposal which would allow Liberty Media to redeem a portion of the outstanding shares of Liberty Media Entertainment common stock, a tracking stock, using shares of a newly formed wholly owned subsidiary of Liberty Media, Liberty Entertainment, Inc., or LEI. LEI will be comprised of: (i) approximately 54% of the common stock of The DIRECTV Group, Inc., (ii) Liberty Sports Holdings, which owns three regional sports networks (RSNs), (iii) a 65% interest in Game Show Network (GSN) which in turn owns 100% of FUN Technologies, ULC, (iv) approximately $30 million in cash, and (v) approximately $2 billion in debt. The redemption proposal is subject to the satisfaction of various conditions including, but not limited to, an effective registration statement, the receipt of a tax ruling and applicable shareholder approvals. Successful implementation of the redemption proposal will result in the split-off of LEI as a separately publicly traded company.

On May 3, 2009, the Company and certain of its subsidiaries, and Liberty Media and certain of its subsidiaries, entered into definitive agreements with respect to the combination of the Company and LEI following its split-off from Liberty Media.  Subsequent to the completion of the above-described slit-off, LEI and the Company will merge with subsidiaries of a newly formed subsidiary of the Company that will be called DIRECTV.  As a result of the mergers, DIRECTV will become the parent company of the Company and LEI.  These transactions are subject to a number of conditions, including shareholder approval, regulatory approval, and receipt of IRS private letter rulings.

NOTE 12.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and benefit payments per the financial statements to the Form 5500:

	NOVEMBER 30,
	(Dollars in Thousands)
	2008	2007
Net assets available for benefits per the financial statements	$1,369,735	$2,065,464
Payable to participants	(312)	(413)

Net assets available for benefits per Form 5500	$1,369,423	$2,065,051

Benefit payments per the financial statements	$188,102	$217,779
Payable to participants – Current Year	312	413
Payable to participants – Prior Year	(413)	(1,091)

Benefit payments per Form 5500	$188,001	$217,101

DIRECTV THRIFT & SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF NOVEMBER 30, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Various Participants	Participant Loans (maturing between 2008 and 2012 at interest rates from 5% to 9.25%)	$11,718,227

*  Party-in-interest